March 15, 2007

VIA EDGAR

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

Re:                               Courier Corporation
Form 10-K for the fiscal year ended September 30, 2006
Filed December 7, 2006
File No. 000-07597

Dear Mr. Humphrey:

This letter is being submitted on behalf of Courier Corporation (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated February 28, 2007 and received on March 5, 2007, with respect to the Company’s Form 10-K for the year ended September 30, 2006 filed with the SEC on December 7, 2006.  For reference purposes, the relevant portions of the text of the February 28, 2007 comment letter have been reproduced in italics herein, with the responses of the Company indented below each numbered comment.

SEC Comments and the Company’s Responses:

Prepublication Costs, page F-8

1.  Please tell us how you determined the three to five year amortization period for prepublication costs and your basis for amortizing these costs on a straight-line basis as opposed to an accelerated basis.  In your response, please address the sales pattern of publications for which such costs are initially capitalized.

RESPONSE:

The three to five year straight-line amortization period for prepublication costs was based on historical sales levels for new publications.  We periodically evaluate the reasonableness of the amortization periods and methods.  Based on that review, we have concluded that the lives assigned to each entity in the publishing segment are reasonable and appropriate.  In addition, annual sales of new titles for each of these entities are approximately level over the period tested which justifies the use of the straight line method.

For Dover Publications, Inc. (“Dover”), we reviewed the actual annual sales for new titles released in fiscal 2002.  Annual sales for such titles were as follows: $2.2 million in 2002, $2.2 million in 2003, $1.8 million in 2004, $1.5 million in 2005 and $1.6 million in 2006.  We believe this supports Dover’s four-year, straight-line amortization methodology.

For Research & Education Association, Inc (“REA”), in 2006 we reviewed new titles released in fiscal 2003.  For the first three full years after release, fiscal 2004 through 2006, annual sales for these titles were $0.3 million each year, supporting REA’s three-year, straight-line amortization methodology.

For Federal Marketing Corporation, d/b/a Creative Homeowner (“Creative Homeowner”), prepublication costs are amortized on a straight-line basis over a five-year period.  We reviewed new titles released in 2002 and 2003 by Creative Homeowner.  For 2002 new titles, annual sales for such titles were $1.0 million in 2002, $1.2 million in 2003, $1.0 million in 2004, $0.7 million in 2005 and $0.6 million in 2006.  For 2003 new titles, annual sales for such titles were $2.2 million in 2003, $2.5 million in 2004, $2.2 million in 2005 and $1.5 million in 2006.  We believe that these results support Creative Homeowner’s straight-line amortization method over a five-year period.

Revenue Recognition, Page F-8

2.  We note your inclusion of a returns allowance in your Schedule II, which shows a significant increase in the balance related to business acquisitions.  Supplementally explain this increase, including the way in which it is related to business acquisitions.  Additionally, please revise your revenue recognition disclosure to discuss your return policy or advise as to why you believe this is not necessary.

RESPONSE:

The Company acquired Creative Homeowner in April 2006.  Creative Homeowner has an open sales return policy for which an allowance of $1.4 million was provided as of the acquisition date.  Prior to the acquisition of Creative Homeowner, the sales return allowance was $202,000 for REA as of September 24, 2005 which the Company determined was immaterial and therefore did not disclose on Schedule II.  Neither Dover nor the book manufacturing segment permits sales returns and therefore no allowance is required.  In future filings with the SEC beginning with the Form 10-K to be filed for the year ending September 29, 2007, the Company will disclose in the discussion of our revenue recognition policy in the notes to the consolidated financial statements that within the Company’s specialty publishing segment, an allowance for sales returns is provided based on the historical rate of return.  We anticipate that the additional disclosure will be as follows and will be added at the end of “Revenue Recognition” in Note A to the Financial Statements:  “In the specialty publishing segment, revenue is recognized net of an allowance for sales returns.  The process which the Company uses to determine its sales returns reserve, and the related reserve allowance netted from revenue, is based upon applying an estimated return rate to current year sales.  This estimated return rate is based on actual historical return experience.”

Note C. Income Taxes, page F-10

3.  Please tell us why the change in net deferred tax liabilities from 2005 to 2006 does not equal your deferred tax expense for 2006.

RESPONSE:

The net deferred tax liability at September 30, 2006 was $5,210,000, a net increase in deferred tax liabilities of $1,757,000 from the net deferred tax liability at September 24, 2005 of $3,453,000.  This net increase was comprised of a deferred tax expense of $1,093,000, as reflected in the Statement of Cash Flows, and $664,000 related to the business acquisitions during the fiscal year.

Note H. Business Acquisitions, page F-18

4.  We note your acquisition of Federal Marketing Corporation in April 2006 and your description of the fair values of assets purchased and liabilities assumed.  The amounts do not appear to agree to the purchase price allocation on $37 million.  Supplementally, please provide a purchase price allocation for this acquisition.

RESPONSE:

All of the components of the allocation of purchase price for the acquisition of Federal Marketing Corporation were included textually in Note H except for prepublication costs, property, plant and equipment and other assets.  The complete purchase price allocation to assets acquired was as follows and will be included in future filings:

Goodwill	$16,619,000
Customer lists	11,502,000
Prepublication costs	3,046,000
Trade name	1,370,000
Accounts receivable	7,485,000
Inventory	2,876,000
Property, plant and equipment	440,000
Accounts payable	(4,863,000)
Other liabilities assumed	(2,105,000)
Other assets	641,000
Total purchase price	$37,011,000

Note H. Business Acquisitions, page F-18

5.  It appears that your acquisition of Federal Marketing Corporation may be significant under Rules 3-05 and 1-02(w) of Regulation S-X.  If so, separate financial statements of this entity would be required, as well as a more detailed pro forma analysis.  However, your disclosures indicate that you determined that this entity did not qualify as a significant acquisition.  Please provide the analysis used to determine that this acquisition was below the “significant “ level.  We may have further questions upon review of your response.

RESPONSE:

Under Rules 3-05 and 1.02(w) of Regulation S-X, we determined that none of the conditions for a significant subsidiary exceeded 20% and therefore no separate financial statements (or filing of pro forma analysis on Form 8-K) were required.  The following table reflects the actual calculation for each of the three tests.

Test #1 - Company’s investment in subsidiary compared to total assets of the Company.

Total purchase price	$37,011,000
Divided by total assets of the Company as of last reported fiscal year (9/24/05)	$196,965,000
Proceeds as % of Company’s assets	18.80%

Test #2 - Total assets of acquired subsidiary compared to total assets of the Company.

Assets of acquired subsidiary as of 12/31/05	$10,815,059
Assets of Company as of 9/24/05	$196,965,000
Percentage of Company’s assets	5.50%

Test #3 - Pretax income of acquired subsidiary compared to pretax income of the Company.

Pretax income of acquired subsidiary - 12/31/05	$1,870,611
Pretax income of Company as of 9/24/05	$32,751,000
Percentage of Company’s pretax income	5.71%

Management’s Discussion and Analysis
Results of Operations, page F-25

6. Please revise your discussion and analysis of segment results of operations to include a separate discussion of cost of sales, as your discussion of gross profit addresses cost of sales only indirectly as it relates to sales.

RESPONSE:

In future filings with the SEC beginning with the Form 10-Q to be filed for the period ending March 31, 2007, we will include within Management’s Discussion and Analysis a separate discussion of cost of sales and gross profit when addressing segment results of operations of the Company.

Management’s Discussion and Analysis
Results of Operations, page F-25

7.  You disclose changes in sales in percentage terms for various sales categories such as sales to the education market, the religious market and specialty trade market.  Please disclose dollar amounts of sales and changes in sales so that these percentage changes are meaningful.

RESPONSE:

In future filings with the SEC beginning with the Form 10-Q to be filed for the period ending March 31, 2007, we will include within Management’s Discussion and Analysis the dollar amounts of sales for the education, religious and specialty trade markets in addition to the percentage changes.

Liquidity and Capital Resources, page F-31

8.  We note that you have included only principal payments in your table of contractual obligations.  We generally believe you should also include estimated interest payments in the table as these represent a contractual obligation.  Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculations.  See Section IV.A of FR-72 for guidance and revise or advise.

RESPONSE:

In future filings with the SEC beginning with the Form 10-Q to be filed for the period ending March 31, 2007, we will include a note below the table that the amounts listed thereon do not include interest expense.  We believe that excluding an estimate of future interest expense is appropriate because the Company’s debt obligation is a long term revolving credit facility that has an interest rate and principal balance that fluctuate on a daily basis.  Therefore, any such estimate of future interest expense could differ significantly from the Company’s actual interest expense.  Note that Management’s Discussion and Analysis includes disclosure regarding average borrowings and average interest rates on the long term revolving credit facility for the time periods presented.

Press Release Furnished January 17, 2007

9.  We note your disclosure of segment earnings per share excluding stock based compensation.  Per share earnings data other than that relating to consolidated net income are prohibited in materials filed with or furnished to the Commission.  For guidance, refer to footnote 11 of FR-65 and section 202.04 of the Financial Reporting Codification (ASR 142).  Please confirm that you will discontinue use of this non-GAAP measure.

RESPONSE:

The disclosure of the amounts listed in the press release was a reconciliation of our earnings per share by segment which we believe enhanced disclosure.  However, in the future, beginning with the press release relating to earnings for the period ending March 31, 2007, we will discontinue this practice.

The Company and its management hereby acknowledge responsibility for the accuracy and adequacy of the disclosures made in the filing of the Company’s Annual Report on Form 10-K for the year ended September 30, 2006.  In addition, we recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 251-6243 or Kathleen Leon, Corporate Controller, at (978) 251-6242.

Very truly yours,

/s/ Peter M. Folger

Peter M. Folger
Senior Vice President and Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863

PF: mq

Cc:                               Kristin Shifflett, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Kathleen Leon, Corporate Controller, Courier Corporation
Rajeev Balakrisnha, Vice President and General Counsel, Courier Corporation
Austin Lydon, Partner, Deloitte & Touche LLP
F. Beirne Lovely, Partner, Goodwin Procter LLP